Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 2 DATED DECEMBER 15, 2023
TO THE PROSPECTUS DATED OCTOBER 20, 2023

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 20, 2023 as supplemented by supplement no. 1 dated November 17, 2023. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of January 1, 2024;
•the calculation of our November 30, 2023 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•declaration of distributions for the month of December;
•updated information regarding the suitability standards for Kansas investors; and
•updated experts information.

January 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of January 1, 2024 (and repurchases as of December 31, 2023) is as follows:

Transaction Price (per share)
Class T	$14.4754
Class D	$14.4754
Class I	$14.4754

The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2023. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2023 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The November 30, 2023 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of November 30, 2023 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of November 30, 2023 and October 31, 2023:

	As of
Components of NAV*	November 30, 2023	October 31, 2023
Investments in Multifamily Operating Properties	$2,147,029,073	$2,192,410,590
Investments in Multifamily Development Properties	155,562,100	156,481,945
Investments in Real-estate Related Structured Investments	120,100,852	100,833,457
Investments in Land Held for Development	43,310,288	43,283,344
Operating Company and Other Net Current Assets	1,644,193	635,742
Cash and Cash Equivalents	11,930,071	14,757,438
Secured Real Estate Financing	(1,296,764,668)	(1,269,286,638)
Subordinated Unsecured Notes	(42,133,000)	(42,333,000)
Preferred Equity	(208,875,267)	(207,185,267)
Convertible Preferred Equity	(990,000)	—
Accrued Performance Participation Allocation	—	—
Net Asset Value	$930,813,642	$989,597,611
Fully-diluted Shares/Units Outstanding	64,303,194	64,757,789

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2023 and October 31, 2023:

	Class
	T	D	I	A	OP(1)	Total
As of November 30, 2023
Monthly NAV	$59,794,372	$2,958,859	$60,959,214	$341,351,439	$465,749,758	$930,813,642
Fully-diluted Outstanding Shares/Units	4,130,761	204,406	4,211,232	23,581,507	32,175,288	64,303,194
NAV per Fully-diluted Share/Unit	$14.4754	$14.4754	$14.4754	$14.4754	$14.4754
As of October 31, 2023
Monthly NAV	$66,343,101	$3,110,549	$64,269,368	$363,196,548	$492,678,045	$989,597,611
Fully-diluted Outstanding Shares/Units	4,341,393	203,550	4,205,691	23,767,040	32,240,115	64,757,789
NAV per Fully-diluted Share/Unit	$15.2815	$15.2815	$15.2815	$15.2815	$15.2815

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the November 30, 2023, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.69%	5.39%
Development Assets	6.73%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	3.0%	3.0%
	0.25% increase	(1.8)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	4.1%	4.6%
	0.25% increase	(2.5)%	(3.3)%

* Presented as adjusted for our economic ownership percentage in each asset.

Declaration of Distributions

On December 15, 2023, our board of directors declared a distribution for the month of December of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on December 31, 2023, to be paid in January 2024.

Suitability Standards

The following additional suitability standard for Kansas investors in this offering supersedes and replaces the standard currently included in the prospectus.

Kansas—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth.

Experts

The statements included in this supplement under “November 30, 2023 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.

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